BRF S.A.
Publicly-Held Company
CNPJ No. 01.838.723/0001-27
NIRE 42.300.034.240

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JULY 3, 2023

1	DATE, TIME AND PLACE: Meeting held on July 3, 2023, at 15h00 p.m., electronically and at BRF S.A.’s (“Company”) office located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 24th floor, Chácara Santo Antônio, CEP 04794-000.
2	CALL AND ATTENDANCE: The call notice was waived due to the presence of all members of the Company's Board of Directors, under the terms of article 21, paragraph 3 of the Company's bylaws ("Bylaws"), namely, Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mrs. Deborah Stern Vieitas, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes.
3	PRESIDIND BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.
4	AGENDA: Discuss and deliberate on: (i) the launch of a public offering for the primary distribution of common shares issued by the Company, registered, book-entry and without par value, free and clear of any lien or encumbrances ("Shares"), intended exclusively for Professional Investors (as defined below), to be carried out in the Federative Republic of Brazil (“Brazil”), in a non-organized over-the-counter market, under the automatic rite of registration with the Brazilian Securities and Exchange Commission (“CVM”), pursuant to Resolution of CVM nº 160, of July 13, 2022 (“CVM Resolution 160”), with efforts to place the Shares abroad (“Offering”), provided that the issuance will be carried out within the authorized capital limit provided in article 7 of the Bylaws; (ii) the exclusion of the preemptive right of the shareholders that hold Shares at the end of June 30, 2023, after the closing of the market ("Shareholders") in the subscription of the Shares to be issued in the context of the Offering, pursuant to article 172, item I, of Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law") and article 8 of the Bylaws; (iii) the granting of priority to Shareholders for the subscription of up to the totality of the Shares to be placed by means of the Offering (taking into account the Additional Shares, as defined below), in compliance with the procedures disclosed, on this date, through the material fact of the Offering ("Priority Right"); and (iv) the ratification of the acts that the Company's Executive Board has already carried out in order to perfect the above resolutions, as well as the renewal of authorization for the members of the Company's Executive Board to practice all acts and adopt all measures necessary for the implementation, formalization and improvement of the deliberations taken.

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5	RESOLUTIONS: The members of the Board of Directors, after examining and discussing the matters on the agenda, decided, by unanimous vote and without reservations, to:
5.1	approve the Offering, with the following characteristics:
5.1.1	the Offering shall consist of the primary public distribution of, initially, 500,000,000 (five hundred million) new Shares issued by the Company (without considering the Additional Shares, as defined below), in the non-organized over-the-counter market, under the coordination of Banco J.P. Morgan S.A. ("Lead Agent"), Banco Bradesco BBI S.A. ("Bradesco BBI"), Banco BTG Pactual S. A. ("BTG Pactual"), Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("Citi"), Banco Itaú BBA S.A. ("Itaú BBA"), Banco Safra S.A. ("Safra"), UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("UBS BB") and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP") and, jointly with the Lead Agent, Bradesco BBI, BTG Pactual, Citi, Itaú BBA, Safra, or UBS BB, "Brazilian Placement Agents"), in accordance with the procedures pursuant to CVM Resolution 160, the Code of Regulation and Best Practices for Structuring, Coordinating and Distributing Public Securities Offers and Public Securities Acquisitions of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") currently in effect and other applicable legal provisions, including the Novo Mercado Regulations of B3 S. A. - Brasil, Bolsa, Balcão ("B3") and the Ofício Circular 087/2014-DP, issued by B3 on November 28, 2014, pursuant to the Contrato de Coordenação, Garantia Firme de Liquidação e Distribuição de Ações Ordinárias de Emissão de BRF S.A. to be executed by the Company and the Brazilian Placement Agents ("Brazilian Placement Agreement");
5.1.2	simultaneously, within the scope of the Offering, efforts will be made to place the Shares abroad by J.P. Morgan Securities LLC, Bradesco Securities, Inc., BTG Pactual US Capital LLC, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., Safra Securities, LLC, UBS Securities, LLC and XP Investments US, LLC (jointly, “Agents”);
5.1.3	until and including the date of conclusion of the Bookbuilding Procedure (as defined below), the number of Shares initially offered may, at the Company's discretion and in agreement with the Brazilian Placement Agents, be increased by up to 20% (twenty percent) of the total number of Shares initially offered, that is, by up to 100.000,000 (a hundred million) Shares, under the same conditions and at the same price as the Shares initially offered, which shall be intended to meet any excess demand that may be verified at the time the Price per Share (as defined below) is set ("Additional Shares");
5.1.4	the Offering shall be intended first and exclusively for Shareholders ("Priority Offering"), and, the remaining Offering Shares after the Priority Offering has been satisfied, shall be intended for professional investors, as defined in article 11 of CVM Resolution 30, of May 11, 2021, as amended, that are resident and domiciled or headquartered in Brazil and that additionally, may attest in writing their status as professional investors by means of a specific instrument ("Local Institutional Investors"), as well as in Foreign Investors (as defined in the material fact of the Offering, being Local Institutional Investors together with Foreign Investors, the "Professional Investors");

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5.1.5	the price per Share ("Price per Share") shall be set after the completion of the procedure for the collection of investment intentions, which shall be carried out by the Brazilian Placement Agents, in Brazil, with Local Institutional Investors, pursuant to the Brazilian Placement Agreement, and by the Agents, abroad, with Foreign Investors, pursuant to the Placement Facilitation Agreement ("Bookbuilding Procedure"), and shall be approved by the Company's Board of Directors. The Price per Share will be calculated based on the indications of interest in view of the quality and quantity of the demand (by volume and price) for Shares collected from Professional Investors through the Bookbuilding Procedure, considering the quotation of the shares issued by the Company at B3;
5.1.6	Shareholders may assign their Priority Right, in whole or in part, only among themselves, or to vehicles whose final beneficiary is the Shareholder himself;
5.1.7	partial distributions shall not be allowed within the scope of the Offering; and
5.1.8	the total amount of the net proceeds from the Offering will be destined to reinforce the Company's capital structure, more specifically, to address the reduction of gross indebtedness.
5.2	approve the exclusion of the Shareholders' preemptive right in the subscription of the Shares to be issued in the context of the Offer, pursuant to article 172, item I, of the Brazilian Corporation Law and article 8 of the Bylaws;
5.3	approve the granting of the Priority Right to Shareholders, pursuant to article 7 of CVM Resolution 160; and
5.4	to ratify the acts that the Company's Executive Board has already carried out in order to perfect the above resolutions, and to authorize the members of the Company's Executive Board to continue to carry out all acts and adopt all measures necessary to implement, formalize and improve the above resolutions, including, but not limited to, represent the Company before the CVM, the B3 and ANBIMA, as necessary, for which purpose they may practice or cause to be practiced any acts or negotiate, approve and execute any contracts, communications, notifications, certificates, documents or instruments that they deem necessary or appropriate to carry out the above resolutions.
6	DOCUMENTS FILED AT THE COMPANY: The documents that supported the deliberations made by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's head office.
7	CLOSURE: There being no further matters to be discussed, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the members of the Board of Directors present. Signatures: Presiding Board: Mr. Marcos Antonio Molina dos Santos – Chairman; and Mr. Bruno Machado Ferla – Secretary. Members of the Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mrs. Deborah Stern Vieitas, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes.

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This is a true copy of the minutes drawn up in the proper book.

São Paulo, July 3, 2023.

Bruno Machado Ferla Secretary

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